Exhibit 99.2

NICE inContact Recognized as a Leader By Top Tier Research Firms

NICE inContact CXone, a cloud contact center leader, powers exceptional customer experience for organizations of all sizes

Salt Lake City, December 5, 2018 – NICE inContact, a NICE (Nasdaq: NICE) business, today announced that multiple leading industry analyst firms have recognized NICE inContact and NICE inContact CXone, the world’s #1 cloud customer experience platform, as a leader among cloud contact center platforms. CXone powers over 275,000 agents operating in over 100 countries, in small, mid-sized and large enterprise contact centers.

A Leader in Cloud Contact Centers
NICE inContact CXone was recognized as a leader in The Forrester Wave™: Cloud Contact Centers, Q3 2018. CXone is top ranked in the current offering category, received the highest score possible in the market presence category, and achieved the highest possible scores in 23 of 32 criteria.

The Forrester Wave™: Cloud Contact Centers, Q3 2018 identifies and evaluates 11 of the most significant Cloud Contact Center vendors based on a 32-point criteria including current offering, strategy, and market presence.

#1 in Contact Centers in the Cloud
Ventana Research ranked NICE inContact CXone in the top overall spot in its Contact Center in the Cloud Value Index, 2018 Vendor and Product Assessment. NICE inContact CXone achieved a top three rating in six out of seven evaluation categories – more than any other product in the Cloud Value Index, earning the #1 overall ranking in the Value Index. NICE inContact ranked first outright in four of the seven categories: Usability, Adaptability, Capability, and Validation.

Of the Ventana Research Value Index’s seven categories, five evaluate the ability to support the breadth and depth of contact center processes, while two consider vendor validation and total cost of ownership/return on investment.

"We feel that our position as a leader in these reports from highly respected analyst firms is credible, independent validation of why NICE inContact CXone is the top cloud customer experience platform available on the market today,” said Paul Jarman, CEO of NICE inContact. “We are committed to helping businesses of all sizes consistently deliver the best customer experiences possible while also reducing costs – in the cloud. While each report has its own way of evaluating vendors and products, combined they all add up – NICE inContact CXone is a leader in helping contact centers deliver exceptional customer experiences.”

In The Forrester WaveTM: Cloud Contact Centers, Q3 20181, NICE inContact CXone was named a leader, positioning CXone among the most significant cloud contact center solutions in the market. NICE inContact CXone was ranked first overall in The Contact Center in the Cloud Value Index, 2018 Vendor and Product Assessment from Ventana Research2. And, NICE inContact was named for the fourth consecutive year a Leader in the Gartner Magic Quadrant for Contact Center as a Service, North America3 report.

Customers looking to evaluate cloud customer experience platforms can learn more here about why the NICE inContact CXone was recognized as a leader in the market.

1Forrester Research, Inc. “The Forrester WaveTM: Cloud Contact Centers, Q3 2018,” Art Schoeller, with Daniel Hong, Sara Sjoblom, and Peter Harrison; September 25, 2018

2Ventana Research, “The Contact Center in the Cloud Value Index, 2018 Vendor and Product Assessment”

3Gartner, “Magic Quadrant for Contact Center as a Service, North America,” Drew Kraus, Steve Blood, Simon Harrison, Daniel O’Connell, 17 October 2018

Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

About NICE inContact CXone
NICE inContact CXone is the leading cloud customer experience platform. Only CXone unifies Omnichannel Routing, Analytics, Workforce Optimization, and Automation & Artificial Intelligence – providing a seamless customer and agent experience – as part of one enterprise-grade, cloud native platform. With its Open Cloud Foundation, CXone powers rapid innovation via open APIs, leading scalability and reliability (guaranteed 99.99 percent uptime), and carrier-grade connectivity (guaranteed voice quality).

About NICE inContact
NICE inContact is the cloud contact center software leader with the world’s #1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is an extensive partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone. NICE inContact is recognized as a market leader by  the leading industry analyst firms. www.niceincontact.com

NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as requi